NEWS
FOR IMMEDIATE RELEASE	August 19, 2003
CONTACT: PG&E Corporation

PG&E CORP. RELEASES SECOND QUARTER FINANCIAL RESULTS; REAFFIRMS 2003 EARNINGS GUIDANCE

  PG&E Corporation's consolidated net income for the second quarter of 2003 was $0.56 per share, compared with $0.59 per share for the same quarter last year. (All "per share" amounts in this release are presented on a diluted basis.)

Consolidated earnings from operations for PG&E Corporation and Pacific Gas and Electric Company were $0.31 per share, compared with $0.56 per share for the same quarter last year.
Pacific Gas and Electric Company's earnings from operations, without headroom, were $0.32 per share, compared with $0.54 per share for the same quarter last year.
PG&E National Energy Group recorded a total net loss of $0.25 per share compared with a total net loss of $0.65 per share for the same quarter last year.
  Guidance for 2003 earnings from operations is reaffirmed at $1.90-$2.00 per share, for the Corporation and Pacific Gas and Electric Company. Guidance for 2004 earnings from operations is initiated at $2.00 - $2.10 per share.

  (San Francisco) -- PG&E Corporation (NYSE: PCG) earned $227 million, or $0.56 per share, in consolidated net income for the second quarter of 2003, compared with consolidated net income of $218 million, or $0.59 per share, for the second quarter of 2002.

  Second-quarter 2003 consolidated earnings from operations for PG&E Corporation and its California utility business, Pacific Gas and Electric Company, were $127 million, or $0.31 per share, compared with $207 million, or $0.56 per share for the second quarter last year.

  "PG&E Corporation delivered earnings from operations in line with the company's expectations for the second quarter," said Robert D. Glynn, Jr., PG&E Corporation Chairman of the Board, CEO and President. "The Corporation's objectives for the remainder of 2003 are to continue operating the Pacific Gas and Electric business well, to deliver earnings from operations in line with our reaffirmed 2003 guidance, and to keep the proposed settlement agreement on schedule. PG&E Corporation is on track and on schedule to achieve these objectives."

  PG&E Corporation's consolidated earnings from operations do not include results from NEG. Also excluded from earnings from operations are headroom at Pacific Gas and Electric Company, as well as certain non-operating income and expenses that are listed as "Items Impacting Comparability" on the attached supplemental financial table.

  Income from headroom (the difference between generation-related costs and generation-related revenues) was a positive $321 million, or $0.78 per share, for the quarter compared with $366 million, or $0.99 per share, in the second quarter of 2002. Total headroom for the first two quarters of 2003 was a positive $140 million, or $0.37 per share, in line with the company's expectations.

  Items impacting comparability at the Corporation and Pacific Gas and Electric Company included incremental interest costs of $73 million, or $0.18 per share; Chapter 11 costs and costs related to the California energy crisis of $31 million, or $0.07 per share, generally consisting of external legal and financial advisory fees; and charges of $14 million, or $0.03 per share, associated with prior year impacts of a revised decision related to the utility's 1999 General Rate Case.

  The Corporation's quarterly report on Form 10-Q will disclose the earnings impact of accounting for stock options if the company were to record them as an expense. For the second quarter of 2003, accounting for stock options as an expense would have reduced earnings by $0.01 per share.

PACIFIC GAS AND ELECTRIC COMPANY
Pacific Gas and Electric Company

  Pacific Gas and Electric Company, contributed $130 million, or $0.32 per share, to earnings from operations for the quarter, compared with $201 million, or $0.54 per share, for the same quarter last year.

  As expected, the difference between second quarter 2003 and second quarter 2002 operating earnings per share at Pacific Gas and Electric Company reflected the following: the absence of a 2003 General Rate Case revenue increase to offset additional expenses associated with rate base growth, inflation, benefits and other costs; lower gas transmission revenues, as increased hydroelectric production reduced the demand for some gas-fired generation; and an increase in the average number of common shares outstanding. A final 2003 GRC decision is expected early next year. Revenues from the GRC will be retroactive for 2003.

  Operational performance in Pacific Gas and Electric Company's businesses remained solid. The utility continued to receive high marks from customers responding to service surveys, with nine out of 10 respondents rating the quality of the service they received as good, very good or excellent.

  During the quarter, Pacific Gas and Electric Company was also among the joint recipients of the 2003 ENERGY STAR® award for Regional, State and Community Leadership in Energy Efficiency, and the 2003 ENERGY STAR® Partner of the Year for New Homes award. The awards were given by the U.S. Environmental Protection Agency and the U.S. Department of Energy in recognition of the utility's strong contributions to California's efforts to reduce energy use.

PG&E NATIONAL ENERGY GROUP

  PG&E Corporation's national wholesale energy business, PG&E National Energy Group, recorded a total net loss of $103 million, or $0.25 per share, after intercompany eliminations, for the second quarter of this year, compared with net loss of $241 million, or $0.65 per share, for the same quarter last year.

  As previously reported, NEG has been reviewing its second quarter presentation methods for netting certain trading and hedging revenues and expenses. NEG has adopted a net presentation approach for such transactions and has reflected this change in its second quarter results. For prior periods, the NEG continues to review this matter, which generally arises as the result of changes made in 2002 to the presentation of trading and hedging revenues and expenses to reflect the netting of certain trading activities and the reclassification of discontinued operations. Any changes that may result from this continued review are not expected to affect the Corporation's operating income, net income, balance sheets or cash flow statements.

  NEG and certain of its subsidiaries have filed for Chapter 11 protection in federal bankruptcy court. NEG filed a proposed plan of reorganization with the court that, if implemented would eliminate PG&E Corporation's equity interest in NEG.

  For the period after July 8, 2003, the date of NEG's Chapter 11 filing PG&E Corporation will no longer report NEG results on a consolidated basis and will use the cost method of accounting for its investment in NEG, in accordance with accounting rules.

PROPOSED SETTLEMENT AGREEMENT

  On June 19, 2003, Pacific Gas and Electric Company and PG&E Corporation announced a proposed settlement agreement with the staff of the California Public Utilities Commission (CPUC) to resolve Pacific Gas and Electric Company's Chapter 11 case. The proposed settlement agreement was developed through a judicially supervised settlement conference with the CPUC staff and would resolve the differences between the competing plans of reorganization put forth by the company and the CPUC. The proposed settlement agreement calls for a new plan of reorganization under which Pacific Gas and Electric Company would aim to pay creditors and emerge from Chapter 11 by the end of the first quarter of 2004.

  The new plan of reorganization, based on the terms of the proposed settlement agreement, has the support of the Official Committee of Unsecured Creditors. On August 15, 2003, the plan and disclosure statement were sent to creditors entitled to vote on the new plan. A proceeding is also under way at the CPUC to consider the proposed settlement agreement and allow for public comment. It is currently expected that the CPUC will vote on the proposed settlement agreement on December 18, 2003.

  "PG&E Corporation believes the proposed settlement agreement and new plan provide the quickest way to resolve Pacific Gas and Electric Company's Chapter 11 case in a manner that is fair to our customers and our company," said Glynn. "The agreement's approval and implementation of the new plan will allow Pacific Gas and Electric Company to emerge from Chapter 11 as an investment grade utility, pay in full or otherwise fully satisfy all valid creditor claims, and do so while providing for a reduction in customers' rates."

GUIDANCE for 2003 and 2004 earnings from operations

  Reaffirming its previously issued earnings guidance, the Corporation expects 2003 earnings from operations for PG&E Corporation and Pacific Gas and Electric Company will be in the range of $1.90-$2.00 per share, not including headroom. For 2004, earnings from operations is expected to be in the range of $2.00 to $2.10 per share.

  Guidance estimates reflect forecasted consolidated results for PG&E Corporation and Pacific Gas and Electric Company; guidance does not include NEG. Among the assumptions on which current guidance is based is the expectation that Pacific Gas and Electric Company receives a timely decision on its 2003 General Rate Case, and that the GRC decision is sufficient to allow the utility to recover increased costs due to inflation, customer growth and ratebase growth. (A discussion of the basis for guidance will be included in today's earnings conference call.)

  PG&E Corporation bases guidance on "earnings from operations" in order to provide a measure that allows investors to compare the underlying financial performance of the business from one period to another, exclusive of items that management believes do not reflect the normal course of operations. Earnings from operations are not a substitute or alternative for total net income presented in accordance with generally accepted accounting principles.

  The estimated range for 2003 earnings on a GAAP or "reported" basis for PG&E Corporation and Pacific Gas and Electric Company is $1.26-$2.18 per share. For 2004, the estimated ranges for reported earnings for PG&E Corporation and Pacific Gas and Electric Company is $1.78-$1.93 per share. The attachment to this news release reconciles estimated earnings from operations with estimated total net income.

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  A conference call with the financial community will be held today at 8:30 a.m. Pacific time to discuss PG&E Corporation's results for the quarter. The call will be open to the public on a listen-only basis via webcast. Please visit our website www.pgecorp.com for more information and instructions for accessing the webcast. A replay of the conference call will be available toll-free by calling (877) 690-2091, and also will be available on our website. International callers will be able to access the replay by dialing (402) 220-0646.

  This press release and the attachment contain forward-looking statements regarding estimated earnings for 2003 and 2004, and the outcome of the Utility's Chapter 11 proceeding. These statements are based on current expectations and assumptions which management believes are reasonable, but these statements are necessarily subject to various risks and uncertainties. Some of the factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include:

The outcome of the Utility's Chapter 11 proceeding, including whether the proposed settlement agreement becomes effective and whether the Settlement Plan is implemented;
Whether the assumptions contained in Exhibit C to the Disclosure Statement describing the Settlement Plan are realized;
Unanticipated changes in operating expenses and capital expenditures;
The level and volatility of wholesale electricity and natural gas prices and the Utility's ability to manage and respond to this volatility successfully;
Changes in market demand and general economic and financial market conditions, including unanticipated changes in interest or inflation rates;
The demand for and pricing of natural gas transportation and storage services;
  The Utility's ability to manage the net open position over time which can be affected by whether various counterparties are able to meet their obligations under their power sale agreements with the Utility or with the DWR;

Applicable governmental policies and legislative or regulatory actions;
  Future regulatory proceedings related to whether the Utility has complied with all applicable rules, tariffs, and orders, and the extent to which a finding of non-compliance could result in customer refunds, penalties, or other non-recoverable expense;

  Pending litigation and regulatory proceedings, including the 2003 General Rate Case, and proceedings to determine the allocable amount of DWR revenue requirements and the method of remittance of pass-through revenues collected by the Utility to the DWR, the timing and impact of the end of the retail electricity rate freeze, the structure of post-rate freeze ratemaking and whether the Utility is required to refund previously collected revenues to ratepayers;

Competition and the level of direct access customers;
New accounting pronouncements, including significant changes in accounting policies material to the Utility;
How the CPUC administers the capital structure, stand-alone dividend and first priority conditions of the holding company conditions;
The effect of compliance with existing and future environmental laws, regulations and policies; and
  Whether PG&E Corporation is determined to be liable for any claims asserted by NEG or its creditors in NEG's bankruptcy proceeding against PG&E Corporation and the amount of any claims for which PG&E Corporation is determined to be liable.

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PG&E CORPORATION
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

	Three months ended June 30,		Six months ended June 30,

(in millions, except per share amounts)	2003	2002 (c)	2003	2002 (c)

Operating Revenues (a)
Pacific Gas and Electric Company	$2,730	$2,714	$4,797	$5,167
PG&E NEG	210	245	469	499
Other Enterprises and eliminations	(14)	(22)	(39)	(56)

Total Operating Revenues	2,926	2,937	5,227	5,610

Operating Expenses (a)
Cost of energy - Pacific Gas and Electric Company	835	703	1,862	852
Cost of energy - National Energy Group and other	55	86	114	131
Operating Expenses including depreciation	1,238	1,082	2,347	2,243
Impairments, Write-Offs and Other Charges	30	265	230	265
Reorganization Items	65	18	100	34

Total Operating Expenses	2,223	2,154	4,653	3,525

Operating Income	703	783	574	2,085
Interest expense, net and other	(339)	(345)	(697)	(627)

Income (Loss) Before Income Taxes	364	438	(123)	1,458
Income tax provision (benefit)	145	159	(64)	555

Income (Loss) from Continuing Operations	219	279	(59)	903
Discontinued Operations	8	-	(62)	7

Net Income (Loss) Before Cumulative Effect of Changes in Accounting Principles	227	279	(121)	910
Cumulative effect of changes in accounting principles
(net of income tax (benefit) of $42 million in 2002 and
$(4) million in 2003)	-	(61)	(6)	(61)

Net Income (Loss)	$227	$218	$(127)	$849

Weighted Average Common Shares Outstanding, Diluted	409	372	383	370
Earnings Per Common Share, Basic	$0.59	$0.60	$(0.33)	$2.33
Earnings Per Common Share, Diluted	$0.56	$0.59	$(0.33)	$2.29

	Earnings		Earnings per Share (Diluted)
	Three months ended June 30,		Three months ended June 30,

	2003	2002	2003	2002

Pacific Gas and Electric Company and Holding Company
Pacific Gas and Electric Company	$130	$201	$0.32	$0.54
Holding Company	(3)	6	(0.01)	0.02

Earnings from Operations	127	207	0.31	0.56
Headroom	321	366	0.78	0.99
Items Impacting Comparability (b)	(118)	(114)	(0.28)	(0.31)

Reported Earnings	330	459	0.81	1.24
PG&E National Energy Group (c)	(103)	(241)	(0.25)	(0.65)
PG&E Corporation Reported Earnings	$227	$218	$0.56	$0.59

	Earnings		Earnings per Share (Diluted)
	Six months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Pacific Gas and Electric Company and Holding Company
Pacific Gas and Electric Company	$302	$361	$0.79	$0.98
Holding Company	-	29	-	0.08

Earnings from Operations	302	390	0.79	1.06
Headroom	140	542	0.37	1.46
Items Impacting Comparability (b)	(205)	121	(0.54)	0.33

Reported Earnings	237	1,053	0.62	2.85
PG&E National Energy Group (c)	(364)	(204)	(0.95)	(0.56)

PG&E Corporation Reported Earnings	$(127)	$849	$(0.33)	$2.29

(a)

  Operating revenues and operating expenses for the three and six months ended June 30, 2003, reflect the third quarter 2002 adoption of a new accounting policy implementing a change from gross to net method of reporting revenues and expenses on trading activities and the netting of certain revenues and expenses, primarily related to hedging activities. Amounts for these hedging and trading activities for the comparative periods in 2002 have been reclassified to conform with the new net presentation.

(b)

  Items impacting comparability for the quarter ending June 30, 2003 include the net effect of incremental interest costs of $73 million ($0.18 per share) from the increased amount and cost of debt resulting from the California energy crisis and the Utility's bankruptcy; increased costs of $31 million ($0.07 per share) related to the Utility's and NEG's bankruptcy and generally consisting of external legal consulting and financial advisory fees, and $14 million ($0.03 per share) associated with prior year impacts of a revised decision related to the Utility's 1999 General Rate Case (GRC).

  Items impacting comparability for the quarter ending June 30, 2002 include the net effect of incremental interest costs of $90 million ($0.24 per share) from the increased amount and cost of debt resulting from California's energy crisis and the Utility's Chapter 11 filing; increased costs of $21 million ($0.06 per share) related to the Utility's Chapter 11 filing and generally consisting of external legal consulting and financial advisory fees; and $3 million ($0.01 per share) of other costs related to California's energy crisis.

  Items impacting comparability for the year-to-date ending June 30, 2003 include the net effect of incremental interest costs of $146 million ($0.38 per share) from the increased amount and cost of debt resulting from the California energy crisis and the Utility's bankruptcy; increased costs of $52 million ($0.14 per share) related to the Utility's and NEG's bankruptcy and generally consisting of external legal consulting and financial advisory fees, and $7 million ($0.02 per share) of other costs associated with current year regulatory rulings.

  Items impacting comparability for the year-to-date ending June 30, 2002 include the Utility's net reversal of wholesale energy charges of $352 million ($0.95 per share); the net effect of incremental interest costs of $188 million ($0.51 per share) from the increased amount and cost of debt resulting from California's energy crisis and the Utility's Chapter 11 filing; increased costs of $34 million ($0.09 per share) related to the Utility's Chapter 11 filing and generally consisting of external legal consulting and financial advisory fees; and $9 million ($0.02 per share) of other costs related to California's energy crisis.

To enable accurate comparison to current year, certain previously disclosed items impacting comparability have been reclassed to the related operating entity in the prior period.
(c)	Prior period amounts have been restated to reflect the reclassification of USGenNE, Mountain View, ET Canada, and Ohio Peakers operating results and gain on disposal to discontinued operations.

Reconciliation of Guidance for Earnings from Operations

	Year Ended December 31, 2003

Earnings from Operations EPS Guidance (1)	$1.90	$2.00
Estimated Headroom	0.50	1.20
Estimated Items Impacting Comparability
Incremental interest expense	(0.70)	(0.65)
Utility bankruptcy related expenses	(0.25)	(0.20)
NEG bankruptcy related expenses	(0.04)	(0.02)
Penalties paid to retire holding company loan	(0.13)	(0.13)
All other items impacting comparability reported YTD	(0.02)	(0.02)

Reported EPS Guidance (1)	$1.26	$2.18

(1) Excludes the results of PG&E NEG.

Reconciliation of Guidance for Earnings from Operations

	Year Ended December 31, 2004

Earnings from Operations EPS Guidance (1)	$2.00	$2.10
Estimated Items Impacting Comparability
Incremental interest expense (2)	(0.12)	(0.10)
Utility bankruptcy related expenses (2)	(0.05)	(0.04)
NEG bankruptcy related expenses	(0.05)	(0.03)

Reported EPS Guidance (1)	$1.78	$1.93

(1) Excludes the results of PG&E NEG.
(2) Assuming the effective date of a new plan of reorganization (Settlement Plan) occurs on or before March 31, 2004.

  EPS guidance is based on forward-looking statements regarding estimated earnings for 2003 and 2004, and the outcome of the Utility's Chapter 11 proceeding. These statements are based on current expectations and assumptions which management believes are reasonable, but these statements are necessarily subject to various risks and uncertainties. Some of the factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include:

    The outcome of the Utility's Chapter 11 proceeding, including whether the proposed settlement agreement becomes effective and whether the Settlement Plan is implemented;
    Whether the assumptions contained in Exhibit C to the Disclosure Statement describing the Settlement Plan are realized;
    Unanticipated changes in operating expenses and capital expenditures;
    The level and volatility of wholesale electricity and natural gas prices and the Utility's ability to manage and respond to this volatility successfully;
    Changes in market demand and general economic and financial market conditions, including unanticipated changes in interest or inflation rates;
    The demand for and pricing of natural gas transportation and storage services;
    The Utility's ability to manage the net open position over time which can be affected by whether various counterparties are able to meet their obligations under their power sale agreements with the Utility or with the DWR;
    Applicable governmental policies and legislative or regulatory actions;
    Future regulatory proceedings related to whether the Utility has complied with all applicable rules, tariffs, and orders, and the extent to which a finding of non-compliance could result in customer refunds, penalties, or other non-recoverable expense;
    Pending litigation and regulatory proceedings, including the 2003 General Rate Case, and proceedings to determine the allocable amount of DWR revenue requirements and the method of remittance of pass-through revenues collected by the Utility to the DWR, the timing and impact of the end of the retail electricity rate freeze, the structure of post-rate freeze ratemaking and whether the Utility is required to refund previously collected revenues to ratepayers;
    Competition and the level of direct access customers;
    New accounting pronouncements, including significant changes in accounting policies material to the Utility;
    How the CPUC administers the capital structure, stand-alone dividend and first priority conditions of the holding company conditions;
    The effect of compliance with existing and future environmental laws, regulations and policies; and
    Whether PG&E Corporation is determined to be liable for any claims asserted by NEG or its creditors in NEG's bankruptcy proceeding against PG&E Corporation and the amount of any claims for which PG&E Corporation is determined to be liable.

Pacific Gas and Electric Company [logo]

	3 months ended		Year to date
Electric Sales (in millions kWh)	6/30/2003	6/30/2002	6/30/2003	6/30/2002

Residential	6,422	6,254	13,616	13,276
Commercial	7,578	7,648	14,817	15,105
Industrial	3,401	3,655	6,944	7,266
Agricultural	982	1,192	1,457	1,654
Public street and highway lighting	156	162	297	307
Other electric utilities	10	1	61	1
Sales from Energy Deliveries	18,549	18,912	37,192	37,608

Total Electric Customers			4,866,729	4,777,645

Bundled Gas Sales (in MMDTh) (1)

Residential	44	44	124	132
Commercial	19	19	46	46
Industrial	0	0	0	0
Total Bundled Gas Sales	63	63	170	178

Total Transportation Only (1)	113	125	237	241

Total Gas Sales	176	188	407	419

Total Gas Customers (2)			4,026,467	3,957,023

Sources of Electric Energy (in millions kWh)

Utility Generation
Nuclear	4,362	3,782	7,629	8,395
Hydro (net)	3,023	2,214	5,956	4,683
Fossil	37	186	196	393
Total Utility Generation	7,422	6,182	13,781	13,471

Purchased Power
Qualifying Facilities	4,470	5,105	9,014	10,371
Irrigation Districts	1,556	1,215	2,594	2,009
Other purchased power	(240)	950	1,530	1,992
Total Purchased Power	5,786	7,270	13,138	14,372

Delivery from DWR	4,889	3,618	11,488	7,743
Delivery to Direct Access Customers	2,085	2,321	4,403	3,805
Other (includes energy loss)	(1,633)	(478)	(5,618)	(1,783)

Total Electric Energy Delivered	18,549	18,912	37,192	37,608

Diablo Canyon Performance

Overall capacity factors (including refuelings)	92%	80%	81%	89%
Refueling outage period		4/28-5/28	2/3-3/26	4/28-5/28
Refueling outage duration (days)		30.3	51.2	30.3

(1) Certain volumes for the prior year have been reclassified to conform with the current year's presentation.
(2) Customers reported as number of active accounts. In prior year's report, customers were calculated as 12-month average billing count.